Exhibit 10.1

April 5, 2022

Paul Stellato

Dear Paul,

We are pleased to offer you the position of Vice President, Controller and Chief Accounting Officer for Zimmer Biomet Holdings, Inc., reporting to me. In this position, you will be paid a gross annual salary of $375,000 in bi-weekly installments and your salary grade will be Z05. Your position is exempt, as such, your annual salary is intended to compensate you for all hours worked and you will not be eligible to receive overtime pay. Your anticipated start date is May 16, 2022.

Please remember that this offer is conditioned upon your successful completion of a pre-employment background check and drug screening and on other terms and conditions described in this offer letter. Additionally, you will be required to demonstrate proof of your legal authorization to work in the United States. You agree to produce documents consistent with the “List of Acceptable Documents” on the I-9 form (Employment Eligibility Verification). If you do not provide the required documentation within the first three days of employment, your employment will be subject to termination.

Neither this letter nor any other written or oral statement by the company, including any policy manual or handbook, creates a contract of employment, express or implied, or a guarantee of employment for any specific time period. At all times, your employment will be at will, meaning either you or Zimmer Biomet may terminate your employment for any reasons and at any time, with or without notice.

Annual Merit Adjustment

Beginning in 2023, you will be eligible for Zimmer Biomet’s annual merit review process which involves possible base pay adjustments consistent with your job performance. Your first merit adjustment may be pro-rated, depending on your hire date.

Executive Performance Incentive Plan

You will be eligible to earn an annual bonus under the Zimmer Biomet Holdings, Inc. Executive Performance Incentive Plan (“Plan”), subject to the terms of that Plan. Your current target bonus in this position is 60% of your eligible earnings for the respective bonus plan year. The bonus that you may earn under the Plan may be more or less than this target percentage, depending on actual year-end results for the established performance measures, and the application of applicable modifiers, if any. Annual bonuses under the Plan are paid by March 15th of the year following the performance year. You generally must remain employed by Zimmer Biomet at the time of bonus payout to earn the bonus.

Bonus Loss

Zimmer Biomet will advance to you $100,000 to cover your estimated bonus loss from changing employment. This amount will be advanced within ninety (90) days after commencing employment, net of applicable tax withholdings. You agree that if prior to the twenty four (24) month anniversary of your start date you voluntarily leave your employment or your employment with Zimmer Biomet is terminated for cause,1 you will repay the full gross amount of the advance (to the extent it has been provided to you) within thirty (30) days following termination. As a condition of receiving the advance, you also agree to execute any bonus loss advance repayment agreement presented by Zimmer Biomet.

[1]

For this purpose, cause means (i) indictment by federal or state authorities in respect of any crime that involves – in the good faith judgment of the Company – theft, dishonesty or breach of trust; (ii) conviction of any felony; (iii) commission of any act or omission that results in, or may reasonably be expected to result in, a conviction, plea of no contest, plea of nolo contendere, or imposition of unadjudicated probation for any felony; (iv) deliberate and repeated refusal to perform the customary employment duties reasonably related to your position with the Company (other than as a result of vacation, sickness, illness, or injury); (v) in the good faith judgment of the Company, fraud or embezzlement of Company property or assets; (vi) misconduct, moral turpitude, negligence, or malfeasance (intentional or reckless wrongdoing with or without malicious or tortious intent) that may, in the good faith judgment of the Company, have a material adverse effect on the Company; or (vii) a breach or violation of any agreement with the Company.

Long Term Incentive Plan

Based on your performance, you may be eligible to receive annual Zimmer Biomet stock option grants or other equity awards beginning in 2023 at the discretion of the Compensation and Management Development Committee of the Board of Directors. These grants provide opportunities for long-term compensation and ownership of the company and are subject to the terms of the applicable grant award and applicable stock plan. For 2023, your estimated LTI grant date fair market value in this role will be approximately $400,000.

Long Term Incentive Loss

Subject to the requisite approval, as soon as administratively feasible following your commencement of employment, Zimmer Biomet will award you a one-time long term incentive grant with a grant date fair value of approximately $440,000 under terms of the company’s equity plans, in recognition that you may incur an equity loss due to changing employment. This grant will consist of half (50%) stock options and half (50%) time-vested restricted stock units (RSUs) (based on the grant date fair value of such awards). The grant date will be the first business day of the month following the later of award approval or your commencement of employment. The stock options will vest at the rate of one third (1/3) per year over three years beginning on the first anniversary of the grant date, assuming your continued employment with Zimmer Biomet, and will expire on the tenth anniversary of the grant date. The RSUs will vest at the rate of one third (1/3) per year over three years beginning on the first anniversary of the date of the grant, again assuming your continued employment with Zimmer Biomet.

Change In Control (CIC) Severance Agreement

In your role, you will be offered a CIC Severance Agreement. The CIC Severance Agreement would provide you an enhanced severance benefit opportunity for a period of time following a change in control of Zimmer Biomet should your employment be terminated by the Company without cause or by you for good reason, both as defined in the agreement. Once you return the Corporate Executive Confidentiality, Non-Competition and Non-Solicitation Agreement, we will prepare the CIC Severance Agreement. Your continued eligibility for potential CIC severance benefits in the event of a change in control would be in accordance with terms of the agreement.

Executive Severance Plan

In your role, you will be eligible to participate in our Executive Severance Plan. In the event of your involuntary separation from employment without cause as defined under the plan, your severance benefit would include the sum of your final base salary and final target bonus, plus 12 months of COBRA premium subsidy (medical and dental) based on your coverage in effect immediately prior to your separation. Payment would be made in lump-sum form, less applicable tax withholdings, subject to your entering into a general release in the form provided by the Company. There would be no duplication of benefits provided under the CIC Severance Agreement or otherwise. Your continued eligibility for participation in this plan will be in accordance with the terms of the plan as defined and administered by the Company, taking into account any change in your job Z-grade, role and responsibilities in the Company.

Executive Officer (Section 16)

We expect that you will be designated by the Board of Directors as an “officer” of Zimmer Biomet for purposes of Rule 16a-1(f) and as an “executive officer” for purposes of Rule 3b-7 under the Securities Exchange Act of 1934, as amended. As an executive officer, you will be subject to stock ownership guidelines established by the Board of Directors in order to align the interests of executive officers more closely with those of stockholders. The guidelines will require you to own shares with a value equal to at least two (2) times your base salary. Under the guidelines, all shares you hold, including time-based RSUs (but excluding unvested performance-based RSUs), will count toward this ownership requirement. In addition, one-half of any gain on vested stock options will count toward this requirement. You will have up to five (5) years to achieve the required level of stock ownership. Further, every executive officer must obtain clearance prior to selling any shares of Company common stock, in part to ensure that all officers remain in compliance with the stock ownership guidelines.

Section 409A

To the extent that any payments or benefits under this letter are deemed to be subject to Section 409A of the Internal Revenue Code of 1986, as amended (“Code”), this letter will be interpreted in accordance with Section 409A of the Code and Department of Treasury regulations and other interpretive guidance issued thereunder in order to (a) preserve the intended tax treatment of the benefits provided with respect to such payments and (b) comply with the requirements of Section 409A of the Code. A termination of employment shall not be deemed to have occurred for purposes of any provision of this letter providing for the payment of any amounts or benefits upon or following a termination of employment unless such termination is also a “separation from service” within the meaning of Section 409A. Nothing in this letter shall be construed as a guarantee by the Company of any particular tax effect. The Company shall not be liable to you for any tax, penalty, or interest imposed on any amount paid or payable hereunder by reason of Section 409A, or for reporting in good faith any payment made under this letter as an amount includible in gross income under Section 409A.

Benefits

You are eligible for Zimmer Biomet’s competitive benefits offering, including health, dental, vision, disability, 401(k), and other benefits, all subject to the terms of the applicable plans. Details on Zimmer Biomet’s benefit plans can be found on the “Welcome to Zimmer Biomet” website. You understand that if you wish to enroll in Zimmer Biomet’s medical plan (and certain other benefit plans), generally you must enroll within 31 days of your start date or during the annual open enrollment period.

The terms and conditions of each benefit plan are governed by the plan documents or insurance policies (as amended from time to time in Zimmer Biomet’s discretion). The terms of the plan documents will control. Zimmer Biomet reserves the right to change or discontinue these benefits at any time in its discretion.

Time Off

You are eligible for 25 days of paid time off (“PTO”) per calendar year with the opportunity to earn additional days of PTO based on years of service. See the PTO policy for additional details. You will also be eligible for holidays and any other leave or time off provided pursuant to company policy or applicable law.

Repayment Obligation/Company’s Right to Offset

If you leave the company, you agree that you will be required to repay any amounts you may owe the company as of your last day of employment. You also agree that the company, to the extent permitted by law, will be able to deduct and offset any amounts you owe from or against any payments to be made to you, including but not limited to payments for wages, bonuses, expenses, or vacation pay and you agree to reimburse the company for any remaining balance owed after such deduction or offset. Finally, you agree to execute any agreement presented by Zimmer Biomet related to your repayment obligation.

Restrictive Covenant Agreement

This offer is contingent upon your agreement to the Non-Disclosure and Intellectual Property Agreement or Restrictive Covenant, Non-Disclosure and Intellectual Property Agreement, which will be sent to you through Docusign.

Obligations to Other Employers

By accepting this offer, you are affirming you do not have any contractual obligations (such as a non-competition and/or non-solicitation agreement) with a former or current employer that prevent you from being employed by Zimmer Biomet.

Conflicts of Interest Policy and Reporting Requirements

Prior to commencing employment you must, in accordance with the company’s Conflicts of Interest Policy, disclose any Close Personal Relationship you have with any company employee if: (1) one of the two of you would be in the reporting line of the other; (2) one of you would act as the other’s supervisor, manager or lead, whether or not the two of you would share a formal reporting line; (3) one of you is in a Corporate gatekeeping function (e.g., Legal, Compliance, Finance, Internal Audit, Human Resources, Trade Compliance); or (4) one of you is on the Leadership Team or otherwise is or would be in a Senior Vice President or higher role. You must also disclose to Human Resources any such Close Personal Relationship with a leased staff person assigned to work for Zimmer Biomet or with a Zimmer Biomet contractor.

You must also disclose any Close Personal Relationship2 or other potential conflict (e.g., a non-Zimmer Biomet business relationship) that you have with any Healthcare Professionals3 or other Public Officials,4 or any other potential conflicts (e.g., ownership or investment in a Zimmer Biomet supplier or business partner) that might interfere or appear to interfere with your employment for Zimmer Biomet. Human Resources and/or Compliance will determine whether the disclosed relationship poses an actual or potential conflict of interest, and if so, what will be done to address the conflict.

[2]

A “Close Personal Relationship” is defined as a parent, sibling, child, grandparent, or grandchild, whether by birth or adoption; a similar step- and half- relative or in-law; a spouse or domestic partner; or an individual with whom the Team Member is involved in a romantic and/or sexual relationship.

[3]

A “Healthcare Professional” is defined as an individual, entity, or employee of such entity, within the continuum of care of a patient, which may purchase, lease, recommend, use, prescribe, or arrange for the purchase or lease of Zimmer Biomet products and services

[4]

A “Public Official” is defined as any officer, agent, or employee or any person acting for or on behalf of: (1) a government, including any legislative, administrative, or judiciary branch of such government; (2) any department, agency, or instrumentality of a government, including wholly or majority state-owned or controlled enterprises; (3) any public international organization, such as the United Nations or World Health Organization; (4) a political party (including the political party itself); or (5) any candidate for political office.

Please note that Zimmer Biomet reserves the right to revise, supplement, or rescind from time to time and as it deems appropriate any policies or plans referenced in this letter or applicable to your employment. By signing below, you agree that this offer letter constitutes the entire understanding and agreement between the company and you with respect to this offer and supersedes all prior and simultaneous verbal or written agreements, understandings or communications regarding this offer.

We are very excited to have you join us and are looking forward to your acceptance. Please sign your acceptance of this offer below and return to me by April 11, 2022 or the offer is void. By signing this letter below and accepting our conditional offer of employment, you are representing that you desire to become employed by the company under the terms described in this letter.

Your new hire paperwork will be sent with your restrictive covenant agreement and should be completed as soon as possible. Additionally, your offer package supplemental materials can be found on our “Welcome to Zimmer Biomet” website.

We believe that you will make a valuable contribution and will find your career with Zimmer Biomet challenging and rewarding. Should you have any questions, please contact me or Monica Sullivan.

Sincerely,

/s/ Suky Upadhyay

Suky Upadhyay

Executive Vice President, Chief Financial Officer

Zimmer Biomet Holdings, Inc.

I hereby accept this offer of employment as outlined above:

/s/ Paul Stellato	April 8, 2022
Paul Stellato	Date

Paul Stellato
Printed Name